State of Delaware
Secretary of State
Division of Corporations
Delivered 01:31 PM 10/25/2017
FILED 01:31 PM 10/25/2017
SR 20176782411 - File Number 5187831

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

FIRST: That at a meeting of the Board of Directors of Sunstock Inc resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said for considerations thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

"The total number of shares of stock which the corporation shall have authority to issue is three hundred twenty million (320,000,000), each of such shares shall have a par value of $.0001. Of such shares 300,000,000 shall be common shares, and 20,000,000 shall be preferred shares."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said Sunstock Inc has caused this certificate to be signed by:

Jason C. Chang, its President

this 25th day of October, A.D. 2017

By: ______________________
President/Jason C. Chang